Exhibit 3.1

AMENDMENT TO FOURTH AMENDED AND RESTATED BY-LAWS

OF

TAYLOR CAPITAL GROUP, INC.

(A DELAWARE CORPORATION)

By resolutions adopted by the board of directors (the “Board”) of Taylor Capital Group, Inc. (the “Company”) on March 28, 2013, the Board authorized the following amendment to the Company’s Fourth Amended and Restated By-laws (the “By-laws”) to become effective as of March 28, 2013:

Section 2.7 of Article 2 of the By-laws is hereby amended and restated as follows:

“Section 2.7 Voting Requirements. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy at such meeting shall decide any question brought before such meeting, unless the question is one upon which by express provision of any applicable statute, the Certificate of Incorporation or these By-laws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Notwithstanding the foregoing, each director shall be elected by the vote of the majority of the votes cast by holders entitled to vote on the election of directors with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if as of a date that is fourteen (14) days in advance of the date the corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes cast on the election of directors. For purposes of this section, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast against that director. Any director who does not receive the approval of a majority of the votes cast with respect to his or her election when such majority vote is required shall promptly offer to tender his or her resignation to the Board of Directors. The Board’s Corporate Governance and Nominating Committee will consider the resignation and make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will consider the Corporate Governance and Nominating Committee’s recommendation, decide whether to accept or reject the resignation, or take such other recommended action, and publicly disclose its decision and the rationale behind it within ninety (90) days from the date of the certification of the election results. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these By-laws.”

Except as expressly amended hereby, the By-laws of the Company shall remain in full force and effect.

The foregoing is certified as an amendment to the By-laws of the Company, adopted by the Board and effective as of March 28, 2013.

By:	/s/ Bruce W. Taylor
Name: Bruce W. Taylor
Title: Chairman